Filed Pursuant to Rule 433
                                                   Registration No. 333-121067
                                                              December 7, 2005

LEHMAN BROTHERS
Fixed Income Derivative Products

                         10YR NC 4YR Lehman Range Note

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 18, 2005, the prospectus supplement dated May 18, 2005, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR(R)) at www.sec.gov, with "Lehman Brothers Holdings Inc." as a search term. Alternatively, Lehman Brothers Inc. or any other dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-212-528-6428/ 1-212-528-8576. A copy of the prospectus may be obtained from Lehman Brothers Inc., Attn: Structured Note Desk, 3rd Floor, 745 Seventh Avenue, New York, NY 10019.

---------------------------
Issuer:                         Lehman Brothers Holdings
---------------------------
Ratings:                        Moody's A1/ S&P A+/ Fitch A+
---------------------------
Issue Size:                     $ 25,000,000
---------------------------
CUSIP:                          52517PD32
---------------------------
Trade Date                      12/7/05
---------------------------
Settlement Date:                12/28/05
---------------------------
Maturity Date:                  12/28/15, subject to Issuer's Call option
---------------------------
Issue Price:                    100.0%
--------------------
Redemption Price                100.0%
--------------------
Coupon                          (3mo LIBOR + 287bps) x Index
                                Subject to a minimum coupon of 0.00%

Determination:                  2 London Business Days prior to the beginning
                                of the coupon period

Reset:                          Quarterly
--------------------
Interest Calculation Period /
Daycount Basis                  Quarterly, unadjusted modified following 30/360
--------------------
Coupon Payment                  Paid quarterly starting on March 28, 2006 and
                                ending on the Maturity Date subject to Issuer's
                                Call Option
--------------------
Index:

                                For any Interest Calculation Period, the number of calendar days in respect of which the difference

                                SPREAD REF = 30Y USD SWAP REF - 2Y USD SWAP REF
                                is greater than or equal to 0.00% during that
                                Interest Calculation Period divided by the
                                total number of calendar days in the Interest
                                Calculation Period, subject to the Rate Cut
                                Off.
--------------------
Rate Cut Off:                   SPREAD REF for Saturday, Sunday or a day which
                                is not a Business Day will be SPREAD REF for
                                the immediately prior Business Day. SPREAD REF
                                applicable to the day ("Rate Cut-Off Date") 5
                                Business Days prior to a Coupon Payment Date
                                will remain in effect until the Coupon Payment
                                Date.
--------------------
30Y USD SWAP REF                For any day, the rate for U.S. Dollar swaps
                                with a maturity of 30 years, expressed as a percentage, which appears on the Reuters
                                Screen ISDAFIX1 Page as of 11:00a.m., New York
                                City time, on that day.

2Y                              USD SWAP REF For any day, the rate for U.S.
                                Dollar swaps with a maturity of 2 years, expressed as a percentage, which appears on the Reuters Screen ISDAFIX1 Page as of 11:00a.m., New York City time, on that day.

SPREAD REF                      For any day (Subject to Rate Cut Off),

                                SPREAD REF = 30Y USD SWAP REF - 2Y USD SWAP REF
--------------------
Issuers                         Call Option The Issuer has the right on every
                                coupon payment date starting 4 Years from the
                                Issue Date (December 28, 2009), provided that
                                the Issuer gives 5 Business Days notice to the
                                investor, to call the Note at par (par being
                                100.00%), with the effect that all amounts
                                that may otherwise be payable following the
                                call date shall cease to be payable.
                                Notwithstanding the above, all payments due on
                                the call date shall be made in full regardless
                                of any calling of the Note by the Issuer.
--------------------
Business Days                   London and New York
--------------------
Calculating Agent               Lehman Brothers Special Financing
--------------------
Denomination:                   US$ 1,000/1,000
--------------------


Risk Factors

Issuer Credit Risk
Investors are subject to the credit risk of the Issuer. The credit ratings assigned to the Issuer represent the Rating Agencies' opinion regarding its credit quality and are not a guarantee of quality. Rating Agencies attempt to evaluate the safety of principal and interest payments and do not evaluate the risks of fluctuations in market value. Therefore, the ratings assigned to the Issuer may not fully reflect the true risks of an investment in the Notes.

Market Risk
There are various factors that affect the market value of the Notes. These include, but are not limited to, the general level of interest rates, shape of the yield curve and level of implied interest rate volatility. Accordingly, the secondary market price of the Notes will depend primarily on all of the above factors, perceptions of issuer credit quality and remaining time to maturity.

Liquidity Risk
Neither Lehman Brothers nor the Issuer is obligated to make a secondary market in these Notes. Where Lehman Brothers or the Issuer does purchase Notes, the bid/offer spread in most cases may be wider than plain-vanilla corporate and agency bonds.

Due to the above factors, 100% of the principal amount is only protected at maturity. There is a risk that the investor may receive substantially less that 100% should they wish to sell their Notes prior to maturity.

Conflicts of Interest
Lehman Brothers Inc., the Issuer or one or more of their respective affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or the shape of the yield curve specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities may affect the market value of the Notes.

This investment bears risk related to the prescribed ranges. If 2Y USD SWAP REF is greater than 30Y USD SWAP REF the note will accrue at zero. Specifically, selling this security during a period in which the coupon is accruing at zero, or during a period in which the market's perception of the probability of the note accruing at zero is high, will result in a dollar price significantly less than 100%. Selling this or any fixed income security prior to maturity or call date may result in a dollar price less than 100%, and therefore a potential loss of principal.


Certain United States Federal Income Tax Consequences

Treatment of Notes as Variable Rate Debt Instruments

The Issuer believes that the Notes provide for interest at an "objective rate" and therefore constitute "variable rate debt instruments," as those terms are defined in the original issue discount regulations. The Issuer intends to report interest deductions with respect to the Notes based on this treatment. Under such characterization, holders of the Notes would report interest as ordinary income at the time it is paid or accrued in accordance with their method of accounting for tax purposes.

Investors who purchase the Notes at a market discount or premium should consult their tax advisors regarding the appropriate rate of accrual or amortization for such market discount or premium. Investors should consult their tax advisors regarding possible alternative treatments of the Notes, including the possible application of the contingent payment debt regulations. See "United States Federal Income Tax Consequences--Debt Securities-- Consequences to United States Holders" in the prospectus.


Historical Levels of 2Y USD SWAP REF and 30Y USD SWAP REF

The historical experience of 2Y USD SWAP REF and 30Y USD SWAP REF should not be taken as an indication of the future performance of 2Y USD SWAP REF or 30Y USD SWAP REF during the term of the Notes. Fluctuations in the level of 2Y USD SWAP REF or 30Y USD SWAP REF make the Notes' effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

    Rate as at                                             Rate as at
   Hypothetical                                           Hypothetical
Rate Cut-Off Dates  30Y USD SWAP REF  2Y USD SWAP REF  Rate Cut-Off Dates  30Y USD SWAP REF  2Y USD SWAP REF
------------------  ----------------  ---------------  ------------------  ----------------  ---------------


21-Sep-05                  4.906            4.342           23-Sep-96             7.418            6.425
21-Jun-05                  4.748            4.047           21-Jun-96             7.499            6.551
21-Mar-05                  5.319            4.123           21-Mar-96             7.041            5.924
21-Dec-04                   5.19            3.434           21-Dec-95             6.491             5.48




21-Sep-04                  5.167            2.828           21-Sep-95             6.991            5.991
21-Jun-04                  5.768            3.183           21-Jun-95             7.002            5.851
22-Mar-04                  4.961            1.802           21-Mar-95             7.906            6.967
22-Dec-03                  5.294            2.164           21-Dec-94             8.359            8.002
22-Sep-03                   5.46            1.982           21-Sep-94             8.349            6.753
23-Jun-03                  4.678            1.348           21-Jun-94             8.082             6.26
21-Mar-03                  5.345            2.105           21-Mar-94             7.521            5.364
23-Dec-02                  5.273            2.101           21-Dec-93             6.982            4.376
23-Sep-02                  5.119            2.336           21-Sep-93             6.778            4.022
21-Jun-02                  5.876            3.253           21-Jun-93             7.445            4.348
21-Mar-02                  6.373             4.14           22-Mar-93             7.605            4.133
21-Dec-01                  6.207             3.62           21-Dec-92             7.752            4.926
21-Sep-01                  6.063             3.45           21-Sep-92             7.681            4.062
21-Jun-01                  6.405            4.536           22-Jun-92                 0             5.31
21-Mar-01                  6.054            4.774           23-Mar-92                 0             6.28
21-Dec-00                  6.219            5.818           23-Dec-91                 0             5.02
21-Sep-00                  7.092            6.777           23-Sep-91                 0             6.52
21-Jun-00                   7.34            7.284           21-Jun-91                 0             7.64
21-Mar-00                   7.23            7.091           21-Mar-91                 0             7.67
21-Dec-99                   7.34            6.787           21-Dec-90                 0             7.95
21-Sep-99                  7.074             6.22           21-Sep-90                 0             8.68
21-Jun-99                  6.754            6.018           21-Jun-90                 0             8.83
22-Mar-99                  6.226            5.519           21-Mar-90                 0             9.18
21-Dec-98                  5.777            5.087           21-Dec-89                 0             8.23
21-Sep-98                  5.928            5.165           21-Sep-89                 0                9
22-Jun-98                  6.105            5.847           21-Jun-89                 0             9.11
23-Mar-98                  6.272            5.861           21-Mar-89                 0            10.93
22-Dec-97                  6.286            6.021           21-Dec-88                 0             9.66
22-Sep-97                  6.689            6.098           21-Sep-88                 0              9.1
23-Jun-97                  7.017            6.302           21-Jun-88                 0             8.84
21-Mar-97                  7.286            6.498           21-Mar-88                 0             8.11
23-Dec-96                  6.929            6.009           21-Dec-87                 0             8.61